Squire, Sanders & Dempsey L.L.P. 4900 Key Tower 127 Public Square Cleveland, Ohio 44114-1304 Office:+1.216.479.8500 Fax:+1.216.479.8780 Direct Dial: +1.216.479.8423

April 7, 2005

Via EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0511
Washington, D.C. 20549

Re:	Fortress America Acquisition Corporation
Registration No. 333-123504

Dear Sir or Madam:

On behalf of Fortress America Acquisition Corporation (“FAAC”), I am transmitting herewith via EDGAR a copy of FAAC’s Amendment No. 1 to Registration Statement on Form S-1. A wire transfer in the amount of $17,005.31, in payment of the requisite filing fee, was wired to the SEC by FAAC in connection with the filing of its Registration Statement on Form S-1 on March 23, 2005.

Please contact the undersigned at the telephone and address above or James J. Maiwurm at (703) 720-7890 regarding FAAC’s filings.

Very truly yours,

/s/ Kristine M. Wellman

Kristine M. Wellman

cc: James J. Maiwurm